Benson Hill, Inc.

1001 North Warson Rd.

St. Louis, MO 63132

April 28, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Evan Ewing
Sergio Chinos

Re:	Benson Hill, Inc.
Registration Statement on Form S-1
Filed April 11, 2022
File No. 333-264228

Ladies and Gentlemen:

Benson Hill, Inc. (the “Company”), hereby provides the following information in response to the comment received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter to the Company dated April 25, 2022 (the “Comment Letter”). The Company’s responses are preceded by a reproduction of the corresponding Staff comment in bold as set forth in the Comment Letter. All page number references contained in the Company’s responses below correspond to the page numbers in the Registration Statement on Form S-1 (the “Registration Statement”). Any capitalized terms used herein but not defined herein shall have the meanings given to them in the Registration Statement.

Registration Statement on Form S-1

Cover Page

1.	We note that there is no established public trading market for the 39 March 2022 Warrants and that you do not intend to apply to list the warrants on a national securities exchange or recognized trading system. Please revise your prospectus to disclose a fixed price at which the selling stockholders will offer and sell the warrants. See Item 501(b)(3) of Regulation S-K.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page of the prospectus, as well as in the “Offering” section on page 4 and the Plan of Distribution section on page 116, accordingly.

The Company respectfully submits that, since the March 2022 Warrants are only being registered for resale under the Registration Statement, the Company is not “offer[ing] securities for cash” as contemplated by Item 501(b)(3) of Regulation S-K, and has provided disclosure as to the expected method for the determination of the sales price by the Selling Securityholders.

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If you have any questions or comments concerning these responses, please do not hesitate to contact me by telephone at (314) 222-8218 x124 or by e-mail at yfundler@bensonhill.com or the Company’s counsel by telephone at (919) 743-7336 or by email at julie.rizzo@klgates.com.

Sincerely,

/s/ Yevgeny Fundler

Yevgeny Fundler, Chief Legal Officer

cc:

Julie Rizzo, K&L Gates LLP